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August 5, 2005

Via EDGAR and Courier

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 7010

Washington D.C. 20549-7010

Attn:  Jason Wynn

Re:

Bullion River Gold Corp.

Amendment No. 1 to Registration Statement on Form SB-2

Filed July 18, 2005

File No. 333-124806

Dear Mr. Wynn:

On behalf of Bullion River Gold Corp., a Nevada corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 2 to the Company’s Registration Statement on Form SB-2 (“Amendment No. 2”).  We are also forwarding via courier courtesy copies of this letter and Amendment No. 2.

Based upon the Commission’s review of the Registration Statement, the Commission issued a comment letter dated August 1, 2005.  The following consists of the Company’s responses to the Commission’s comment letter.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.  Please note that page number references in your comments may not refer to the same page number in Amendment No. 2.

Summary of Offering, page 2

Comment 1:  We note that there will be 41,042,493 common shares outstanding after the offering.  However, the amount of shares outstanding before the offering, plus those common shares issuable upon exercise of the warrants equals 40,842,493.

Response:  We note your comment and have revised the Summary of the Offering to eliminate the discrepancy.

Selling Stockholders, page 11

Comment 3:  We note your response to our prior comment 3 in which you identify certain selling shareholders as affiliates of registered broker dealers and reiterate the representation they made to you.  Revise your disclosure to provide that information in the registration statement.

Further, we note your response that Dupont Investment Co. holds William Newbauer’s shares as nominee only.  The term “security holder” as used in Item 507 of Regulation S-B refers to beneficial holders, not nominee holders or other such holders of record.  Please revise accordingly.  See Corporation Finance Telephone Interpretation 1.60.

Response:  The disclosure in Amendment No. 2 has been expanded and revised as requested.

Changes not addressed in Comment Letter

In addition the foregoing changes in response to your letter, please note that we also updating the registration statement to reflect that Victor Bradley is no longer a director of the Company.

Very truly yours,

KIRKPATRICK & LOCKHART NICHOLSON GRAHAM

/s/ Peter S. Heinecke

Peter S. Heinecke